# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GrafTech International Ltd., CIK 0000931148
CUSIP: 384313508
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio (OH), 44131
Date of event which requires filing of this statement: 02/01/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000905148-25-001458
Filed by CIK 0002010958

## Reporting persons
- Colonial House Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 3,248,670; shared voting power 0; sole dispositive power 3,248,670; shared dispositive power 0; aggregate amount beneficially owned 3,248,670 (12.6% of the class)
  Comment: Item 11 is calculated based on 25,820,110 shares of common stock, $0.01 par value per share ("Common Shares"), of GrafTech International Ltd., a Delaware corporation (the "Issuer"), issued and outstanding as of October 17, 2025, as reported on the Issuer's annual report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on October 24, 2025. Share amounts reported in this statement give effect to a 1-for-10 reverse stock split effected on August 9, 2025.
  On February 1, 2026, Colonial House Capital Limited amalgamated with WJS Investments Limited and a third entity to form new Colonial House Capital Limited, which is the reporting person. All of the Common Shares formerly owned by the parties to the amalgamation are now owned by the reporting person.

## Item 1. Issuer
Name of issuer: GrafTech International Ltd.
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, OH 44131

## Item 2. Person Filing
Name of person filing: Colonial House Capital Limited
Address of principal business office or, if none, residence: 17 Prince Arthur Avenue, 2nd Floor, Toronto, ON M5R 1B2, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page.
Percent of class: See Row 11 of the cover page.
Sole power to vote or to direct the vote: See Row 5 of the cover page.
Shared power to vote or to direct the vote: See Row 6 of the cover page.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Colonial House Capital Limited: /s/Walter Schroeder, Chairman (02/18/2026)